Mail Stop 4561

May 5, 2006

Mr. Mark P. Cattini
President and Chief Executive Officer
MapInfo Corporation
One Global View
Troy, New York 12180

> **Re: MapInfo Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005**
> **File No. 000-23078**

Dear Mr. Cattini:

We have reviewed the above referenced filings and your response dated April 12, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2005, 2004 and 2003

Net Revenues, page 23

1.   Your response to prior comment numbers 1 and 2 does not fully address our comment. Explain why your MD&A disclosure does not discuss and analyze the factors as you have clearly identified in your response. It appears that this discussion and analysis should be included in your MD&A in order for a reader to understand the reasons for the

change in revenue (i.e., increase in volume). Your response suggests that the above discussion is not warranted since the change is not a trend. In this regard, tell us why you believe that your disclosures comply with Item 303(a) (3) (iii) of Regulation S-K. Further, explain why you believe that the change is not a trend. We note that your 2004 vs. 2003 discussion also refers to "targeted vertical markets" as a reason for the increase revenues. Indicate why the increase in two periods does not represent a trend. If the increase is not a trend, explain why this fact is not disclosed in MD&A. See Instructions for Paragraph 303(A) (3) of Regulation S-K.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

2.   We have read your responses to prior comment numbers 3 through 6 with respect to your policy for allocating arrangement fee to the elements of your arrangements. Please address the following with respect to your policy:

- Your revised disclosure in response to prior comment number 3 indicates that product licenses include software licenses and data product. In addition, your response to prior comment number 6 indicates that data sets involve the delivery of a software program and that you do not sell raw data. Clarify whether you consider your software license and data product to represent two separate elements in your arrangements or one element for the product license deliverable and whether there are instances in which you have sold data sets without software. In this respect, clarify whether you allocate arrangement fee to software licenses and data products separately. Provide your basis for your conclusion pursuant to paragraph 9 of SOP 97-2.
- Your response to prior comment number 3 states that "VSOE is determined by the price charged when the element is sold separately or as an incremental fee." Tell us what an "incremental fee" represents and explain why this fee is being charged. Explain why this fee establishes VSOE.
- Your response to prior comment number 5 indicates that your data products are software deliverables pursuant to paragraph 2 of SOP 97-2. Clarify whether this evaluation was performed on your data product separately or whether it was performed on your software product license. If this evaluation was performed on your software product license and you determine that your software license and data product represents two separate elements in your arrangements, provide your evaluation of EITF Issue No. 03-5 to support your conclusion that data product is within the scope of SOP 97-2.
- Your response to prior comment number 4 indicates that you have established VSOE of fair value for your software and data products maintenance separately. However, your response to prior comment number 6 indicates that your product updates include software updates as well as amended data sets. Clarify the instances in which you

sell your data sets maintenance without software maintenance. Alternatively, if you believe that your software and data products maintenance is a single element, explain why you believe that this conclusion is proper.

3.   Your response to prior comment number 6 indicates that product updates include amended data sets. Clarify how you have determined that your obligation to deliver amended data sets represents unspecified upgrades and enhancements as opposed to unspecified additional products. In this regard, describe the nature of the "minimal changes to the standing data" and indicate why these changes do not represent additional products. Indicate whether the "standing data" is limited to certain territories and confirm that the amended data sets are not adding "new" territories.   We refer you to SOP 97-2, paragraphs 48 and 49.

Form 8-K filed on February 2, 2006

4.   Your response to prior comment number 9 indicates that your non-GAAP financial measure is useful as it assist investors in understanding the results of operations on a comparative basis since the prior comparable period did not include stock compensation expense. Clarify whether you plan to discontinue the use of this non-GAAP measure once all comparative periods include stock compensation expense. If not, tell us why you believe that your measure is useful beyond such period. In addition, tell us whether you reasonable believe that it is probable that the financial impact of stock compensation expense will disappear or become immaterial within a near-term finite period. We refer you to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

      Sincerely,

      Stephen Krikorian
      Accounting Branch Chief